                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  VENCOR, INC.
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)

                                    922602107
                      (CUSIP Number of Class of Securities)


                              Scott M. Brown, Esq.
                          Tenet Healthcare Corporation
                              2700 Colorado Avenue
                         Santa Monica, California  90404
                                 (310) 998-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                             Brian J. McCarthy, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                               300 S. Grand Avenue
                         Los Angeles, California  90071
                                 (213) 687-5070

                                  OCTOBER 17, 1995
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                /  /

Check the following box if a fee is being paid with this Statement:

                                                /  /

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     TENET HEALTHCARE CORPORATION  95-2557091
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a)/  /

                                             (b)/X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                /X /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES CORP.  62-0725891
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a)/  /

                                             (b)/X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                /  /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES, INC.  91-0628039
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a)/  /

                                             (b)/X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                /  /

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      2,690,880
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      2,690,880
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,690,880
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated October 2, 1995, relating to the common stock, par value $.25 per share (the "Common Stock"), issued by Vencor, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

          Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is amended and supplemented as follows:

          On October 17, 1995, Tenet filed a Registration Statement on Form S-3 (File No. 33-63451) relating to an offering of __% Exchangeable Subordinated Notes due 2007 (the "Notes"), a copy of which is attached hereto as Exhibit 6. The Notes are exchangeable into the Common Stock beneficially owned by Tenet.

          Except as otherwise described in this Item 4, none of Tenet, PropCorp or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company,
(vi) any other material change in the Company's business or corporate structure,
(vii) changes in the Company's Amended
and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is amended and supplemented as follows:

          The disclosure set forth in Item 4 is incorporated by reference herein.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5      Joint Filing Agreement

Exhibit 6 Registration Statement on Form S-3 (File No. 33-63451) relating to an offering of __% Exchangeable Subordinated Notes due 2007 (incorporated by reference to Tenet's Registration Statement on Form S-3 (File No. 33-63451) filed with the Securities and Exchange Commission on October 17, 1995)

                                    SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 1995

                                                   TENET HEALTHCARE CORPORATION



                                               By:  /S/ Scott M. Brown
                                                    ----------------------------
                                                    Scott M. Brown
                                                    Senior Vice President and
                                                    Secretary

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 1995

                                                   NME PROPERTIES CORP.



                                               By: /s/ Scott M. Brown
                                                   -----------------------------
                                                   Scott M. Brown
                                                   Vice President

                                     SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 1995

                                                   NME PROPERTIES, INC.



                                              By:  /s/ Scott M. Brown
                                                   -----------------------------
                                                   Scott M. Brown
                                                   Vice President

                                   EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION                                              PAGE NO.

Exhibit 5      Joint Filing Agreement

Exhibit 6 Registration Statement on Form S-3 (File No. 33-63451) relating to an offering of __% Exchangeable Subordinated Notes due 2007 (incorporated by reference to Tenet's Registration Statement on Form S-3 (File No. 33-63451) filed with the Securities and Exchange Commission on October 17, 1995)